UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 25, 2018

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:   A press release dated October 24, 2018, announcing STMicroelectronics’ 2018 Third Quarter and Nine Months Financial Results:

PR No: C2859C

STMicroelectronics Reports Q3 2018 Financial Results

•	Q3 net revenues $2.52 billion (up 18.1% Y/Y)
•	Q3 operating margin 15.8% (up 270 bps Y/Y), net income $369 million (up 56.7% Y/Y)
•	Business outlook at mid-point: Q4 net revenues up about 5.7% Q/Q, FY18 net revenues up about 16.0% Y/Y; Q4 gross margin about 39.8%

Geneva, October 24, 2018 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the third quarter ended September 29, 2018. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported third quarter net revenues of $2.52 billion, gross margin of 39.8%, operating margin of 15.8%, and net income of $369 million or $0.41 diluted earnings per share.

Jean-Marc Chery, STMicroelectronics President & CEO, made the following comments:

•	“ST had another quarter of solid performance, with sequential revenue growth of 11.2%, above our 10% midpoint outlook, and operating margin expansion to 15.8%.

•	“Revenue increased 18.1% year-over-year driven by strong growth in Imaging, Power Discrete and Automotive products.

•	“Operating income and net income were up sharply year-over-year and sequentially.

•	“ST’s fourth quarter outlook is for revenues to grow sequentially about 5.7% at the mid-point, translating into year-over-year revenue growth above 8%; gross margin is expected to be about 39.8%.

•
“Based on our fourth quarter guidance, we anticipate 2018 revenues to grow about 16% year-over-year, in line with our expectations shared in May at our Capital Markets Day. This level of revenue growth will also drive strong improvements in operating margin and net earnings.”

Financial Summary (U.S. GAAP)(1)

(US$ in millions except earnings per share)	Q3 2018	Q2 2018	Q3 2017	Y/Y	Q/Q
Net Revenues	$2,522	$2,269	$2,136	18.1%	11.2%
Gross Margin	39.8%	40.2%	39.6%	20 bps	(40) bps
Operating Income	$398	$289	$281	41.8%	37.8%
Operating Margin	15.8%	12.7%	13.1%	270 bps	310 bps
Net Income	$369	$261	$236	56.7%	41.4%
Diluted Earnings Per Share	$0.41	$0.29	$0.26	57.7%	41.4%

 (1) Certain amounts in the prior periods have been adjusted to reflect the January 1, 2018 adoption of ASU 2017-07 related to the reclassification of certain pension costs.

Third Quarter 2018 Summary Review

Effective January 1, 2018, the Subsystems business unit was transferred from Others to Analog, MEMS and Sensors Group (AMS). Prior periods have been restated accordingly.

Net Revenues By Product Group (in US$ millions)	Q3 2018	Q2 2018	Q3 2017	Y/Y	Q/Q
Automotive and Discrete Group (ADG)	$901	$870	$775	16.3%	3.6%
Analog, MEMS and Sensors Group (AMS)	899	613	657	36.7	46.6
Microcontrollers and Digital ICs Group (MDG)	719	782	701	2.5	(8.1)
Others	3	4	3	9.4	(2.8)
Total Net Revenues	$2,522	$2,269	$2,136	18.1%	11.2%

Net revenues increased 11.2% sequentially, 120 basis points better than the mid-point of the Company’s guidance. On a year-over-year basis, third quarter net revenues increased 18.1% with all product groups delivering revenue growth. Year-over-year sales to OEMs and Distribution were up 21.6% and 11.2%, respectively.

Gross profit totaled $1.0 billion, representing a year-over-year increase of 18.6%. Gross margin was 39.8%, 20 basis points lower than the mid-point of the Company’s guidance mainly due to product group mix. Gross margin increased 20 basis points year-over-year, largely driven by a favorable mix shift toward higher value products and improved manufacturing efficiency.

Operating income was $398 million, compared to $281 million in the year-ago quarter, with all product groups growing revenues and with ADG and AMS delivering improved profitability. The Company’s operating margin increased 270 basis points on a year-over-year basis to 15.8% of net revenues, compared to 13.1% in the 2017 third quarter.

By product group, compared with the year-ago quarter:

Automotive and Discrete Group (ADG):

•	Revenue grew double-digits, in both Automotive and Power Discrete.
•	Operating profit increased by 36.2% to $116 million, mainly due to higher revenue and associated gross profit. Operating margin increased to 12.8% from 10.9%.

Analog, MEMS and Sensors Group (AMS):

•	Revenue grew triple-digits in Imaging and was supported by growth in both Analog and MEMS.
•	Operating profit increased by 82.4% to $157 million, mainly due to higher revenue and associated gross profit. Operating margin increased to 17.5% from 13.1%.

Microcontrollers and Digital ICs Group (MDG):

•	Revenue grew in Digital ICs while Microcontrollers / Memories were stable.
•	Operating profit decreased by 5.4% to $119 million mainly due to less favorable mix between Microcontrollers and other products. Operating margin decreased to 16.6% from 18.0%.

Net income and diluted earnings per share increased to $369 million and $0.41, respectively, compared to $236 million and $0.26, respectively, in the year-ago quarter.

Cash Flow and Balance Sheet Highlights(1)

				Trailing 12 Months
US$ in millions	Q3 2018	Q2 2018	Q3 2017	Q3 2018	Q3 2017	TTM Change
Net cash from operating activities	$373	$360	$433	$1,775	$1,469	18.4%
Free cash flow (non-U.S. GAAP)	$114	$(40)	$50	$314	$299	(4.6)%

(1)
Q3 2017 amounts have been adjusted to reflect the impact of new 2018 accounting guidance, which requires, on comparative periods, the reclassification as operating cash flows of the implied interest paid in the settlement of our convertible bonds.

Capital expenditure payments, net of proceeds from sales, were $242 million in the third quarter and $983 million for the year-to-date period. In the year-ago quarter, capital expenditures were $365 million.

Inventory at the end of the quarter was $1.59 billion, up from $1.56 billion in the prior quarter. Day sales of inventory at quarter-end was 95 days, down from 103 days in the prior quarter.

Free cash flow (non-U.S. GAAP) was $114 million in the third quarter and $170 million in the year-to-date period.

The Company paid cash dividends totaling $54 million in the third quarter and $162 million year-to-date.

ST’s net financial position (non-U.S. GAAP) was $447 million at September 29, 2018 compared to $411 million at June 30, 2018 and reflected total financial resources of $2.17 billion and total financial debt of $1.72 billion.

Business Outlook

The Company’s guidance for the 2018 fourth quarter is:

•	Net revenues are expected to increase about 5.7% sequentially, plus or minus 350 basis points;
•	Gross margin of about 39.8%, plus or minus 200 basis points;
•	This outlook is based on an assumed effective currency exchange rate of approximately $1.18 = €1.00 for the 2018 fourth quarter and includes the impact of existing hedging contracts.
•	The fourth quarter will close on December 31, 2018.

Conference Call and Webcast Information

STMicroelectronics will conduct a conference call with analysts, investors and media to discuss its third quarter 2018 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, http://investors.st.com, and will be available for replay until November 9, 2018.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	Customer demand that differs from projections;
•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities;
•
The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•
Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•	Availability and costs of raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;
•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;
•
The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations; and

•
Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”).

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2017, as filed with the SEC on March 1, 2018. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

About STMicroelectronics

ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.

By getting more from technology to get more from life, ST stands for life.augmented.

In 2017, the Company’s net revenues were $8.35 billion, serving more than 100,000 customers worldwide.

Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Alexis Breton
Director, PR & Media Operations
STMicroelectronics
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	September 29,	September 30,
	2018	2017
	(Unaudited)	(Unaudited)

Net sales	2,515	2,123
Other revenues	7	13
NET REVENUES	2,522	2,136
Cost of sales	(1,519)	(1,290)
GROSS PROFIT	1,003	846
Selling, general and administrative	(268)	(244)
Research and development	(348)	(312)
Other income and expenses, net	11	5
Impairment, restructuring charges and other related closure costs	-	(14)
Total operating expenses	(605)	(565)
OPERATING INCOME	398	281
Interest expense, net	(2)	(7)
Other components of pension benefit costs	(3)	(3)
Income (loss) on equity-method investments	2	-
Loss on financial instruments, net	-	(5)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	395	266
Income tax expense	(24)	(28)
NET INCOME	371	238
Net income attributable to noncontrolling interest	(2)	(2)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	369	236

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.41	0.27
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.41	0.26

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	908.0	901.0

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Nine months ended
	September 29,	September 30,
	2018	2017
	(Unaudited)	(Unaudited)

Net sales	6,978	5,851
Other revenues	38	29
NET REVENUES	7,016	5,880
Cost of sales	(4,214)	(3,611)
GROSS PROFIT	2,802	2,269
Selling, general and administrative	(810)	(717)
Research and development	(1,054)	(970)
Other income and expenses, net	38	37
Impairment, restructuring charges and other related closure costs	(20)	(25)
Total operating expenses	(1,846)	(1,675)
OPERATING INCOME	956	594
Interest expense, net	(8)	(16)
Other components of pension benefit costs	(9)	(9)
Income (loss) on equity-method investments	3	(2)
Loss on financial instruments, net	-	(5)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	942	562
Income tax expense	(68)	(63)
NET INCOME	874	499
Net income attributable to noncontrolling interest	(5)	(5)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	869	494

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.97	0.56
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.95	0.55

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	912.8	904.7

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	September 29,	June 30,	December 31,
In millions of U.S. dollars	2018	2018	2017
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	1,835	1,683	1,759
Short-term deposits	8	15	-
Marketable securities	328	429	431
Trade accounts receivable, net	1,309	1,106	1,149
Inventories	1,586	1,559	1,335
Other current assets	442	405	425
Total current assets	5,508	5,197	5,099
Goodwill	121	121	123
Other intangible assets, net	198	198	209
Property, plant and equipment, net	3,414	3,410	3,094
Non-current deferred tax assets	691	674	624
Long-term investments	60	58	57
Other non-current assets	421	391	475
	4,905	4,852	4,582
Total assets	10,413	10,049	9,681

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	117	118	118
Trade accounts payable	976	991	893
Other payables and accrued liabilities	909	887	897
Dividends payable to stockholders	114	168	60
Accrued income tax	53	40	52
Total current liabilities	2,169	2,204	2,020
Long-term debt	1,607	1,598	1,583
Post-employment benefit obligations	375	374	385
Long-term deferred tax liabilities	13	11	11
Other long-term liabilities	197	208	215
	2,192	2,191	2,194
Total liabilities	4,361	4,395	4,214
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 911,151,920 shares issued, 902,581,049 shares outstanding)	1,157	1,157	1,157
Capital surplus	2,798	2,766	2,718
Retained earnings	1,574	1,215	973
Accumulated other comprehensive income	534	538	688
Treasury stock	(79)	(89)	(132)
Total parent company stockholders’ equity	5,984	5,587	5,404
Noncontrolling interest	68	67	63
Total equity	6,052	5,654	5,467
Total liabilities and equity	10,413	10,049	9,681

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q3 2018	Q2 2018	Q3 2017

Net Cash from operating activities	373	360	433
Net Cash used in investing activities	(152)	(401)	(482)
Net Cash from (used in) financing activities	(68)	(60)	576
Net Cash increase (decrease)	152	(108)	534

Selected Cash Flow Data (in US$ millions)	Q3 2018	Q2 2018	Q3 2017

Depreciation & amortization	201	193	165
Net payment for Capital expenditures	(242)	(390)	(365)
Dividends paid to stockholders	(54)	(54)	(59)
Change in inventories, net	(31)	(157)	(41)

Appendix
STMicroelectronics
Supplemental Financial Information

	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017
Net Revenues By Market Channel (%)
Total OEM	68%	61%	63%	68%	66%
Distribution	32%	39%	37%	32%	34%

€/$ Effective Rate	1.18	1.19	1.18	1.15	1.13

Product Group Data (a) (US$ Million)
Automotive & Discrete Group (ADG)
- Net Revenues	$901	$870	$817	$821	$775
- Operating Income	$116	$84	$90	$102	$85
Analog, MEMS & Sensors Group (AMS) (b)
- Net Revenues	899	613	655	902	657
- Operating Income	157	64	64	187	86
Microcontrollers & Digital ICs Group (MDG)
- Net Revenues	719	782	750	740	701
- Operating Income	119	159	146	146	126
Others (c)
- Net Revenues	3	4	4	3	3
- Operating Income (Loss)	6	(18)	(31)	(24)	(16)
Total
- Net Revenues	$2,522	$2,269	$2,226	$2,466	$2,136
- Operating Income	$398	$289	$269	$411	$281

(a)	Certain amounts in the prior periods have been adjusted to reflect the January 1, 2018 adoption of ASU 2017-07 related to the reclassification of certain pension costs.
(b)	Effective January 1, 2018, the Subsystems business unit was transferred from Others to Analog, MEMS and Sensors (AMS). Prior periods have been restated accordingly.
(c)
Net revenues of Others includes revenues from sales assembly services and other revenue. Operating income (loss) of Others includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. Others includes:

(US$ Million)	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017
Unused Capacity Charges	-	-	1	1	1
Impairment & Restructuring Charges	-	-	21	20	14

(Appendix – continued)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

(US$ Million, except earnings per share in $)	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017
U.S. GAAP Net Earnings	369	261	239	308	236
U.S. GAAP Earnings Per Share	0.41	0.29	0.26	0.34	0.26
Impairment & Restructuring	-	-	21	20	14
Estimated Income Tax Effect	-	-	(3)	(1)	(1)
Non-U.S. GAAP Net Earnings	369	261	257	327	249
Non-U.S. GAAP Earnings Per Share	0.41	0.29	0.28	0.36	0.28

(Appendix – continued)

Net financial position (non-U.S. GAAP measure): resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness.

(US$ Million)	Sep 29 2018	Jun 30 2018	Mar 31 2018	Dec 31 2017	Sep 30 2017
Cash and cash equivalents	1,835	1,683	1,791	1,759	2,188
Short term deposits	8	15	14	-	-
Marketable securities	328	429	429	431	433
Total financial resources	2,171	2,127	2,234	2,190	2,621
Short-term debt	(117)	(118)	(119)	(118)	(486)
Long-term debt	(1,607)	(1,598)	(1,593)	(1,583)	(1,689)
Total financial debt	(1,724)	(1,716)	(1,712)	(1,701)	(2,175)
Net financial position	447	411	522	489	446

Free cash flow (non-U.S. GAAP measure) is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases (proceeds from the sale of) marketable securities, short-term deposits and restricted cash. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

(US$ Million)	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017(1)
Net cash from operating activities	373	360	455	587	433
Net cash used in investing activities	(152)	(401)	(374)	(442)	(482)
Payment for purchase and proceeds from sale of marketable securities, investment in short-term deposits, restricted cash	(107)	1	14	-	99
Free cash flow	114	(40)	95	145	50

(1)
Q3 2017 amounts have been adjusted to reflect the impact of new 2018 accounting guidance, which requires, on comparative periods, the reclassification as operating cash flows of the implied interest paid in the settlement of our convertible bonds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	October 25, 2018	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services